EXHIBIT 12.1

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Unaudited)

	March 31 2009(2)	March 31 2008(2)	December 31
			2008(1)	2007(1)	2006	2005	2004
	(Amounts in millions)
Excluding Interest on Deposits

Income (loss) before income taxes (3)	$392	$495	$(5,932)	$2,039	$1,992	$1,359	$1,120
Fixed charges excluding preferred stock dividends	221	277	1,061	1,077	696	515	367

Income (loss) for computation excluding interest on deposits	613	772	(4,871)	3,116	2,688	1,874	1,487

Interest expense excluding interest on deposits	204	262	996	1,012	661	485	346
One-third of rent expense	17	15	65	65	35	30	21
Preferred stock dividends	51	—	26	—	—	—	—

Fixed charges including preferred stock dividends	$272	$277	$1,087	$1,077	$696	$515	$367

Ratio of earnings to fixed charges, excluding interest on deposits	2.25	2.78	(4.48)	2.89	3.86	3.64	4.06

Including Interest on Deposits

Income (loss) before income taxes (3)	$392	$495	$(5,932)	$2,039	$1,992	$1,359	$1,120
Fixed charges excluding preferred stock dividends	587	780	2,785	3,741	2,376	1,520	864

Income (loss) for computation including interest on deposits	979	1,275	(3,147)	5,780	4,368	2,879	1,984

Interest expense including interest on deposits	570	765	2,720	3,676	2,341	1,490	843
One-third of rent expense	17	15	65	65	35	30	21
Preferred stock dividends	51	—	26	—	—	—	—

Fixed charges including preferred stock dividends	$638	$780	$2,811	$3,741	$2,376	$1,520	$864

Ratio of earnings to fixed charges, including interest on deposits	1.53	1.63	(1.12)	1.54	1.84	1.89	2.30

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions for the year ended December 31, 2008 and 2007 of approximately $31 million and $82 million, respectively, was excluded.

(2)	For purposes of this computation, the recognized interest related to uncertain tax positions for the three months ended March 31, 2009 and 2008 of approximately $0 and $2 million, respectively, was excluded.

(3)	For purposes of this computation, the annual period income (loss) before income taxes represents income (loss) before income taxes from continuing operations.